Exhibit 26(d)(viii)

TRANSAMERICA LlFE INSURANCE COMPANY

SUPPLEMENTAL ADJUSTABLE LlFE INSURANCE RIDER

(Supplemental Coverage Rider)

Transamerica Life Insurance Company has issued this rider as part of the policy to which it is attached.

ABOUT THIS RIDER

This rider provides a death benefit in addition to the basic coverage under the policy. While this rider is in force, and subject to the terms of the policy and this rider, we will pay the rider death benefit after we receive due proof that the insured’s death occurred while the rider was in force. The rider death benefit will be payable to the same person, and in the same manner, as the death benefit under the policy.

DEFINITIONS

In this rider:

Age at Issue is the insured’s age, as determined in the policy, on the rider date for the rider, or on the rider layer date for a rider layer.

The Insured under this rider is the same as the insured under the policy.

A Monthly Deduction for this rider is an amount we withdraw from the accumulation value of the base policy and the accumulation value of each layer as described in the Rider Monthly Deductions provision of this rider.

Reinstate means to restore coverage after the policy and this rider have lapsed.

A Rider Layer is coverage provided by an increase in the face amount of this rider.

A Rider Layer Date is the effective date of coverage under a rider layer.

We will use the Rider Date shown under the schedule of Additional Benefits for this rider in the Policy Data to determine the rider anniversaries and rider years.

We will use the Rider Layer Date to determine the rider layer anniversaries and rider layer years for a particular layer.

DEATH BENEFIT

The face amount of this rider is shown in the Policy Data. The rider death benefit consists of the difference between: (1) the death benefit generated by including the rider face amount and the face amount of any rider layers in the “face amount” in the calculations set forth in the Death Benefit Option provision in the policy; and (2) the death benefit that would be generated by excluding such amounts.

RIDER MONTHLY DEDUCTIONS

Monthly Deduction — The rider monthly deduction is the sum of the monthly deductions for this rider and for each rider layer.

The monthly deduction for the rider, if the rider is part of the base policy total amount, is equal to:

1.	The monthly deduction rate for the rider, times .001, multiplied by:

a.	The net amount at risk for the base policy total amount on the applicable monthly deduction date, multiplied by:

b.	The ratio of the face amount of the rider to the base policy total amount.

plus

2.	The monthly expense charge per thousand for the rider.

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The monthly deduction for the rider, if the rider is part of a layer total amount, is equal to:

1.	The monthly deduction rate for the rider, times .001, multiplied by:

a.	The net amount at risk for the layer total amount on the applicable monthly deduction date, multiplied by:

b.	The ratio of the face amount of the rider to the layer total amount.

plus

2.	The monthly expense charge per thousand for the rider.

The monthly deduction for a rider layer is equal to:

1.	The monthly deduction rate for the rider layer, times .001, multiplied by:

a.	The net amount at risk for the layer total amount on the applicable monthly deduction date, multiplied by:

b.	The ratio of the face amount of the rider layer to the layer total amount.

plus

2.	The monthly expense charge per thousand for the rider layer.

We will determine the monthly deduction rate for the rider and each rider layer on each monthly policy date. The monthly deduction rate for the rider and each rider layer will depend on the insured’s sex, the insured’s class of risk as of the rider date or rider layer date, the number of years that the rider or rider layer has been in force and the insured’s age at issue.

A table of guaranteed maximum monthly deduction rates for the rider and each rider layer will be shown in the Policy Data or in supplemental policy data pages. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

Beginning with the rider anniversary and each rider layer anniversary nearest age 111, we will not take any further monthly deductions.

Monthly Expense Charge Per Thousand — For the rider, this charge is equal to the monthly expense charge per thousand for the rider, times ..001, times the rider face amount. For a rider layer, this charge is equal to the monthly expense charge per thousand for the rider layer, times .001, times the rider layer face amount. The guaranteed maximum monthly expense charge per thousand for this rider or for each rider layer is shown in the Policy Data. Different monthly expense charges per thousand may apply to the rider and to each rider layer. We may assess lesser charges than the guaranteed maximum monthly expense charge. We will never assess a higher charge than the one shown.

Beginning with the rider anniversary and each rider layer anniversary nearest age 100, we will not take any further monthly expense charges per thousand.

CHANGING THE FACE AMOUNT

Decreasing the Face Amount — The rider or rider layer face amounts may be decreased in accordance with the Decreasing the Face Amount provisions of the policy.

1.	Any decrease of the face amount of this rider or a rider layer may cause a change in the monthly expense charge per thousand and the maximum monthly expense charge per thousand to be charged for the rider or rider layer.

2.	A surrender penalty will apply on the amount of the face amount reduction allocated to this rider during the first 16 rider years or to a rider layer during the first 16 rider layer years. Surrender penalties will be determined as set forth in the Decreasing the Face Amount provisions of the policy. There are Tables of Surrender Penalty Factors for this rider in the Policy Data. We will use the factors in the table to determine the surrender penalty we will apply. There is no surrender penalty after 16 rider or rider layer years.

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3.	The face amount decrease will be applied such that the ratio of basic and supplemental coverage segments on any remaining layer total amount or base policy total amount after the decrease will be the same as before the decrease.

4.	We will issue new policy data pages showing the new rider face amount and any new rider layer face amounts. After the decrease: (a) the monthly expense charge per thousand for this rider or for a rider layer will be based on the new total face amount of the policy; and (b) any future surrender penalties for this rider (or any rider layer) will be based on the new face amount of this rider (or the rider layer).

Effect of a Face Amount Decrease — If the face amount of this rider or a rider layer is decreased during the no-lapse period for the policy, the monthly no-lapse premiums on the policy will be recalculated for the remainder of the no-lapse period. The no lapse period will not be extended. The decrease in the face amount of the policy may cause a change in the monthly expense charge per thousand to be charged.

Increasing the Face Amount — If you increase the total face amount of the policy, a new layer will be added to the policy. Subject to our rules, you may allocate a portion of the increase to a new rider layer.

We will issue new policy data pages showing the face amount of the new rider layer. After the increase, the monthly expense charge per thousand for the rider and any rider layers will be based on the new total face amount of the policy, including the rider and any rider layers.

The new rider layer will have its own surrender penalty period for 16 years, beginning on the rider layer date. The monthly deduction for the new layer will take into account the total face amount of the policy, the insured’s sex, the insured’s class of risk as of the rider layer date, the insured’s age on the rider layer date and the how long the rider layer has been in force.

Effect of a Face Amount Increase — If the face amount of this rider or a rider layer is increased during the no-lapse period for the policy, the monthly no-lapse premiums on the policy will be recalculated for the remainder of the no-lapse period. The no-lapse period for the policy will not be extended. The increase in the face amount of the policy may cause a change in the monthly expense charge per thousand.

SURRENDERS AND SURRENDER PENALTIES

A partial surrender or a surrender penalty free withdrawal under the Partial Surrender provisions of the policy may result in a reduction in the face amount of the rider or of a rider layer, as provided in those policy provisions.

1.	If a partial withdrawal results in a reduction in the base policy total amount or any layer total amount, the reduction will be applied so that, for any remaining base policy total amount or any remaining layer total amount, the ratio of basic coverage to supplemental coverage will be the same as before the reduction.

2.	During the first 16 rider or rider layer years, a proportionate surrender penalty will be assessed on any surrender amount that is attributable to this rider or to a rider layer. Surrender penalties will be determined as set forth in the Partial Surrender provisions of the policy. There are Tables of Surrender Penalty Factors for this rider in the Policy Data. We will use the factors in the table to determine the surrender penalty we will apply. There is no surrender penalty after 16 rider or rider layer years.

A full surrender of the policy under the Nonforfeiture Option of the policy will result in a surrender penalty being assessed on any surrender amount that is attributable to this rider during the first 16 rider years, or to a rider layer during the first 16 rider layer years.

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To calculate the surrender penalty for the rider, find the surrender factor for the current rider year. Multiply this factor by the number of thousands of rider face amount. This is the surrender penalty for the rider. There is no surrender penalty for the rider after the first 16 rider years.

To calculate the surrender penalty for a rider layer, find the surrender factor for the current rider layer year. Multiply this factor by the number of thousands of rider layer face amount. This is the surrender penalty for the rider layer. There is no surrender penalty for a rider layer after 16 rider layer years.

There are Tables of Surrender Penalty Factors for this rider in the Policy Data. We will use the factors in the table to determine the surrender penalty we will apply. There is no surrender penalty after 16 rider or rider layer years.

GUARANTEED EXCHANGE OPTION

In addition to the conditions in Guaranteed Exchange Option provisions of the policy, the following conditions will also apply.

If this policy includes any supplemental coverage under this rider and the new policy allows for a supplemental coverage rider, the minimum initial premium for the new policy will be determined with reference to the required annual premiums for the basic coverage and for the supplemental coverage under the new policy.

If this policy includes any supplemental coverage under this rider and the new policy also allows for a supplemental coverage rider, the surrender penalty period offset under the new policy will be determined with reference to the surrender penalty periods for the basic coverage and for the supplemental coverage under this policy.

GENERAL PROVISIONS

Incontestability of the Rider — Except for fraud or nonpayment of premiums, this rider will be incontestable after it has been in force during the insured’s lifetime for two years from the issue date of this rider.

If you request an increase in the face amount of this rider, this incontestability provision will start anew, beginning on the rider layer date, but an extension of the original period of contestability will be applicable only to the face amount of that rider layer.

Amount We Pay is Limited in the Event of Suicide — If the insured dies by suicide, while sane or insane, within two years from the issue date of this rider, we will be liable only for the amount of premiums paid for this rider.

If you request an increase in the face amount of this rider, this suicide provision will start anew, beginning on the rider layer date, but any extension of the original exclusion period will be applicable only to the face amount of that rider layer.

Misstatement of Age or Sex in the Application — If there is a misstatement of the insured’s age or sex in the application, we will adjust the excess of:

1.	The portion of the policy’s death benefit that is attributable to this rider over

2.	The portion of the policy’s accumulation value that is attributable to this rider to that which would be purchased by the most recent monthly deduction at the correct age or sex. There will be no adjustment after the insured’s 120th birthday.

Termination of Insurance — This rider will terminate when the policy terminates. If the rider is issued with a rider date that is the same as a layer date, the rider will terminate when the layer total amount is reduced to zero.

Reinstatement — This rider is subject to the Reinstatement provision of the policy. When reinstated, the face amount of this rider or any rider layer will be the same as at the time of lapse.

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No Cash Value or Dividends — There is no cash value solely attributable to this rider. This rider does not participate in our profits or surplus.

Consideration — We have issued this rider in consideration of the application and payment of the initial monthly deduction for this rider. A copy of the application is attached to the policy.

Signed for the Company at Cedar Rapids, Iowa on the rider date, unless a different date is shown here.

Secretary	President

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GUARANTEED INSURABILITY RIDER

Transamerica Life lnsurance Company has issued this rider as a part of the policy to which it is attached.

Upon written application, we will issue additional insurance on the lnsured on each option date, subject to the provisions of this rider. The maximum amount of additional insurance that we will issue on each option date is the “Maximum Amount Per Option” shown for this rider in the policy data.

Option Dates — The policy anniversary nearest the date the lnsured attains each age of 25, 28, 31, 34, 37, and 4 0 after the rider date of this rider will be a regular option date. The maximum number of such option dates will be the number of such anniversaries remaining at the date of this rider.

Alternate option dates will be:

1.	The date the lnsured is granted a baccalaureate or higher degree from a college or university fully accredited by the accrediting committee of the Regional Association for Schools and Colleges in which such college or university is located.

2.	The date of marriage of the lnsured

3.	The date of birth of a child of the Insured.

4.	The date of the final order of adoption of a child by the Insured.

If additional insurance is issued on an alternate option date, then such alternate option date will replace one of the regular option dates so that the number of option dates on which additional insurance is available does not exceed the maximum number of option dates. Only one alternate option date is granted with respect to multiple births or adoptions at the same time.

Deferment of the Option Dates — If any option date occurs while the lnsured is on active duty in the military, naval or air forces of any country, international organization or combination of countries or in any civilian non-combatant unit serving with such forces, such option date will be deferred to any date selected by the owner within one year after termination of active duty. A deferred option, however, will not be available beyond the policy anniversary nearest the Insured’s age 40, or after this rider has terminated.

Application for Additional lnsurance — The lnsured must be living when the written application for the additional insurance is made by the owner of this policy. The application must be submitted and the initial minimum premium paid to us within 31 days, before or after, a regular option date, or within 3 months after an alternate option date. Any additional insurance will become effective on the option date only if the lnsured is then living and only if all conditions of this rider are met.

The additional insurance applied for may be any plan of level premium, level face amount whole life or endowment insurance offered by us at the option date subject to the minimum face amount allowed by us for the plan selected. At least one plan will be available for issue of the maximum amount per option shown in the policy data. Any amount not purchased on an option date cannot be used to increase the amount available on a subsequent option date.

The new policy will not include an option for additional insurance.

Waiver of Premium — If this policy includes a waiver of premium benefit or a waiver provision rider and if the premium rate for the new policy is not greater than that for our non-participating whole life plan with premiums payable to at least age 95, a similar waiver benefit may be included in the new policy. The premium for such benefit will be at our published rate for the plan selected. We will use the Insured’s age on the date the additional insurance is issued to determine this rate. The waiver benefit will be issued at the class of risk of this policy.

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Premium Rates — The premium for the new policy will be at our published rate at the time the additional insurance is issued. We will use the Insured’s age on the date the new policy is issued to determine this rate. The new policy will be issued at the class of risk of this policy.

Automatic Termination — This rider will automatically terminate:

1.	if any premium remains unpaid after the end of the grace period, unless premiums are being paid under an automatic premium payment provision or the automatic loan provision; or

2.	a)	when, in the case of flexible premium policies, the policy is surrendered or continued under the Paid-up Life Non-Forfeiture Option (if applicable), or

	b)	when, in the case of fixed premium policies, the policy is surrendered or continued under any non-forfeiture option; or

3.	if the policy matures or terminates; or

4.	on policy anniversary nearest age 40 of the Insured, or when the maximum number of options have been exercised, whichever is sooner.

Incontestability — In applying the Incontestability provision of the policy to this rider, the “date of issue” will be the date this rider is signed by us.

Continuation — This rider may be continued on a new policy other than the one issued under this rider subject to the following rules:

1.	The “maximum amount per option” must be less than or equal to the amount for this rider.

2.	No additional option dates will become available because of the change in insurance.

3.	The rates will be determined according to the original issue age for this policy.

Cancellation — Upon written request by the owner of the policy, this rider may be cancelled on any premium due date.

No Dividends Are Payable — This rider does not participate in our profits or surplus.

Consideration — We have issued this rider in consideration of the application and payment of the premiums. A copy of the application is attached to the policy. In the case of flexible premium policies one-twelfth of the annual premium for the rider will be paid in the manner specified in the policy. In the case of fixed premium policies, the annual premium for this rider is shown in the policy data and is payable as provided by this policy. In either case, no premium for this rider will be payable after this rider terminates.

Rider Date — The rider date of this rider will be the policy date of the policy unless a different rider date is shown here.

Signed for the Company at Los Angeles, California, and effective on the date the policy is issued unless a different effective date is shown here.

Secretary	President

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